Exhibit 99.1

ALCOBRA LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting of the Shareholders of Alcobra Ltd. (“Alcobra”) will be held on October 19, 2017, at 10:00 am (Israel Time), at the offices of Alcobra’s counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel (“Meeting”), for the following purposes:

1.	To present the financial statements of Alcobra for the fiscal year ended December 31, 2016.
2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as Alcobra’s independent registered public accounting firm until the next Annual Meeting and to authorize Alcobra’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.
3.	Re-election of the following Alcobra’s currently serving directors: Mr. Howard B. Rosen, Dr. Yaron Daniely, Mr. Daniel E. Geffken, Dr. Aharon Schwartz, Mr. Arieh Ben Yosef, Mr. Ofer Segev and Ms. Orli Tori.
4.	Election of Mr. Yuval Yanai as a Director and approval of his terms of compensation.
5.	Election of Mr. Amir Efrati as a Director.
6.	To approve an amendment to Alcobra’s Option Plan.
7.	To approve the terms of compensation of Mr. David Baker, as interim Chief Executive Officer of the Company.
8.	To approve the grant of options to Dr. Yaron Daniely for his services as Alcobra’s Chairperson of Board of Directors and past services as former Chief Executive Officer.
9.	To approve grant of options to certain directors of Alcobra.

Record Date and Right to Vote

Subject to the provisions of Israeli law and Alcobra’s Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Global Market on September 19, 2017 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares of Alcobra par value NIS 0.01 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of Alcobra’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and which are included in the Ordinary Shares registered in the register of shareholders of Alcobra under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing Alcobra, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder’s Identification Card, passport, or Incorporation Certificate if such shareholder is registered in the register of shareholders of Alcobra.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins.  The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”).  If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board of Directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder’s Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of Alcobra, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange.

We will not be able to count a proxy card unless we receive it at the offices of Alcobra’s legal counsel, Zysman, Aharoni, Gayer & Co., at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel, or at our transfer agent, Continental Stock Transfer & Trust, at 17 Battery Place, New York, NY 10004 in the enclosed envelope, by October 19, 2017, at 6:00 am Israel time, which is October 18, 2017, at 11:00 pm Eastern standard time.

If you sign and return the enclosed proxy card, your shares will be voted as abstained of all of the proposed resolutions, whether or not you specifically indicate a “ABSTAIN” vote, unless you specifically vote in favor or vote against a specific resolution.

The vote with respect to Items No. 8 and 9 of the Meeting’s agenda will not be counted without indication of non-existence of personal interest. See Item 1 in the proxy card attached hereto.

On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

Disclosure Regarding Compensation

Regulations promulgated under the Companies Law require that Alcobra provides its shareholders with certain information about the compensation granted to Alcobra’s five most highly compensated officers during or with respect to the year ended December 31, 2016. Such information can be found under Item 6.B. of Alcobra’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 28, 2017.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.

By order of the Board of Directors,

/s/ Dr. Yaron Daniely

Dr. Yaron Daniely

September 14, 2017

ALCOBRA LTD.

TEL-AVIV, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value per share (“Ordinary Shares”), of Alcobra Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual and Extraordinary General Meeting of Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual and Extraordinary General Meeting of Shareholders. The meeting will be held on October 19, 2017, at 10:00 am (Israel Time), at the offices of Alcobra’s counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To present the financial statements of Alcobra for the fiscal year ended December 31, 2016.
2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as Alcobra’s independent registered public accounting firm until the next Annual Meeting and to authorize Alcobra’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.
3.	Re-election of the following Alcobra’s currently serving directors: Mr. Howard B. Rosen, Dr. Yaron Daniely, Mr. Daniel E. Geffken, Dr. Aharon Schwartz, Mr. Arieh Ben Yosef, Mr. Ofer Segev and Ms. Orli Tori.
4.	Election of Mr. Yuval Yanai as a Director and approval of his terms of compensation.
5.	Election of Mr. Amir Efrati as a Director.
6.	To approve an amendment to Alcobra’s Option Plan.
7.	To approve the terms of compensation of Mr. David Baker, as interim Chief Executive Officer of the Company.
8.	To approve the grant of options to Dr. Yaron Daniely for his services as Alcobra’s Chairperson of Board of Directors and past services as former Chief Executive Officer.
9.	To approve grant of options to certain directors of Alcobra.

ITEM 1 – PRESENTATION OF 2016 FINANCIAL STATEMENTS

Alcobra’s financial information for the year ended December 31, 2016 is available on Alcobra’s website at the following address:

http://www.alcobra-pharma.com/secfiling.cfm?filingID=1144204-17-23306&CIK=1566049

The contents of Alcobra’s website are not part of this proxy. At the Meeting, Alcobra will review the audited consolidated financial statements for the year ended December 31, 2016 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

ITEM 2 – RE-APPOINTMENT OF ALCOBRA’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Alcobra’s Audit Committee and Board of Directors recommend that Alcobra’s shareholders re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Alcobra’s independent registered public accounting firm until the next Annual Meeting and authorize Alcobra’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as Alcobra’s independent registered public accounting firm until the next Annual Meeting and to authorize Alcobra’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

Alcobra’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 3 – RE-ELECTION OF DIRECTORS

Alcobra’s Articles of Association provide that other than external directors (who shall be elected and serve in office in accordance with the provisions of the Companies Law), the directors in Alcobra shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting or until they cease to serve in their office in accordance with the provisions of the Articles of Association or applicable law, whichever is the earlier.

According to recent amendments to regulations under the Companies Law, our Board of Directors resolved to adopt the corporate governance exemption and accordingly we no longer have external directors as members of our Board of Directors.

Re-election of directors

As required by the Companies Law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of Alcobra.

Biographical information about each of the candidates is provided below.

Howard B. Rosen has served on our Board of Directors since the closing of our initial public offering in May 2013 and as our Chairman from February 2014 until May 2017. Since 2008, Mr. Rosen has served as a consultant to several companies in the biotechnology industry. He has also served as a lecturer at Stanford University in Chemical Engineering since 2008 and in Management since 2011. Mr. Rosen has served as a director at AcelRx Pharmaceuticals (Nasdaq: ACRX), Inc., a company developing products for pain relief, since 2008, as its interim Chief Executive Officer from April 2015 to March 2016 and from April 2016 to March 2017, as its Chief Executive Officer. Mr. Rosen served as interim President and Chief Executive Officer of Pearl Therapeutics, Inc., a company focused on developing combination therapies for the treatment of highly prevalent chronic respiratory diseases, from June 2010 to March 2011. From 2004 to 2008, Mr. Rosen was Vice President of Commercial Strategy at Gilead Sciences, Inc., a biopharmaceutical company. From 2003 until 2004, Mr. Rosen was President of ALZA Corporation, a pharmaceutical and medical systems company that merged with Johnson & Johnson, a global healthcare company, in 2001. Prior to that, from 1994 until 2003, Mr. Rosen held various positions at ALZA Corporation. Mr. Rosen is also a member of the board of directors a number of private biotechnology companies as follows: Entrega, Inc. and Kala Pharmaceuticals, Inc. (Nasdaq: KALA). Previously, Mr. Rosen served on the board of directors of a number of public companies, as follows: Pharsight Corporation, a company focused on providing software products and consulting services to biopharmaceutical companies that was acquired by Tripos International in 2008 and CoTherix, Inc., a biopharmaceutical company that was acquired by Actelion Pharmaceuticals Ltd. in 2007. Mr. Rosen holds a B.S. in Chemical Engineering from Stanford University, an M.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

Dr. Yaron Daniely has served on our Board of Directors since March 2010 and as our Chairman since May 2017. Dr. Daniely was our President and Chief Executive Officer and a Director since March 2010 until May 2017. Dr. Daniely currently serves as the President and Chief Executive Officer of Yissum Ltd., the technology transfer company of the Hebrew University in Jerusalem, Israel. Immediately prior to joining us and since 2007, Dr. Daniely was the President and Chief Executive Officer of NanoCyte, Inc., a company that develops transdermal delivery technologies based in Caesarea, Israel. Before NanoCyte and from 2004, Dr. Daniely was the General Manager of Gamida Cell—Teva Joint Venture Ltd., a joint venture company that acquired an exclusive license to develop and commercialize a Phase 3-stage cell therapy product for treatment of Leukemia and Lymphoma based in Jerusalem, Israel. From 2003-2007, Dr. Daniely also served as the Vice President of Business Development of Gamida Cell Ltd., and engaged in several licensing and financial transactions for the Company. Dr. Daniely holds a B.Sc. degree in Biological Sciences from Florida International University, and holds a Ph.D. from the Sackler Institute of Graduate Biomedical Sciences at the New York University School of Medicine. Following his doctoral program, Dr. Daniely served as an NIH Visiting Fellow in its Cell Biology section and a Postdoctoral Fellow in the Department of Molecular Cell Biology at The Weizmann Institute for Science in Israel. Subsequently, he received an Executive M.B.A. from the Technion, Israel Institute of Technology.

Daniel E. Geffken has served on our Board of Directors since our initial public offering in May 2013. Since October 2011, he has been Managing Director of Danforth Advisors, LLC, a management consulting firm that provides financial and strategic support to emerging life science companies. Mr. Geffken has also been the chief financial officer or chief operating officer of eight companies, four of which were U.S. public reporting companies and six of which were life science companies. He has a B.S. in Economics from The Wharton School, University of Pennsylvania, and a M.B.A. from Harvard Business School.

Dr. Aharon Schwartz joined our Board of Directors as Chairman in January 2013, serving as our chairman until February 2014. He retired from Teva Pharmaceutical Industries Ltd. where he served in a number of positions from 1975 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. He is also the chairman of the board of directors of BioLineRx Ltd. and director of several other biotechnology companies. Dr. Schwartz received his Ph.D. in Organic Chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion Institute of Technology and a B.Sc. in Chemistry and Physics from the Hebrew University of Jerusalem. He has received a second Ph.D. in the History and Philosophy of Science from the Hebrew University of Jerusalem.

Arieh Ben Yosef joined our Board of Directors in May 2014. Mr. Ben Yosef is currently the Chief Executive Officer at Herd MOOnitor Ltd. a company engaged in precision agriculture. Mr. Ben Yosef has served as an external director of Pointer Telocation (Nasdaq: PNTR) a provider of a range of tools, technologies and services that optimize the organization’s fleet’s performance, since June 2017. Mr. Ben Yosef has served as an external director of Insuline Medical Ltd. (TASE: INSL) since October 2010, which is focused on improving the performance of current insulin treatment methods. From August 2000 to July 2014, Mr. Ben Yosef served as a director of Microwave Networks Inc., a provider of microwave communications products and services. From 2006 to 2012, Mr. Ben Yosef was employed by Teledata Networks Ltd., a global provider of access network products and solutions for Telecom Service Providers, in the positions of Chief Financial Officer, Executive Vice President for Finance & Operations and later on as the General Manager of the company. From 2000 to 2004, Mr. Ben Yosef served as the President of Elisra Inc. a leading provider of advanced electronic defense systems, and from 1998 to 2000 as the CFO of Tadiran Electronic Industries Inc. Mr. Ben Yosef holds a M.B.A. from the Hebrew University of Jerusalem.

Mr. Ofer Segev has served as a director since August 2016. Mr. Segev has been Chief Financial Officer and Chief Operating Officer at AlgoSec, Inc., a network security policy management solutions provider, since February 2017. Mr. Segev has over 25 years of management experience in the high-tech and services sectors. Previously, he served as the Vice President of Finance and Chief Financial Officer of AudioCodes Limited, a communications company traded on the Nasdaq Global Select Market, from November 2014 through April 2015. Prior to that, Mr. Segev served as the Chief Executive Officer and as a director of Ness Technologies Srl from 2012 to 2013 and as its Chief Financial Officer from 2007 to 2012. Mr. Segev also serves as a director of Varonis System Inc. Mr. Segev holds a B.A. in economics and accounting from Bar-Ilan University in Israel, and has studied at the Kellogg School of Management at Northwestern University.

Ms. Orli Tori joined our Board of Directors in August 2016. Ms. Tori is an experienced executive with over 20 years of practice in leading teams towards their goals and beyond. Since 2012 and until recently, Ms. Tori served as Chief Executive Officer of BIRAD Ltd., managing Bar Ilan University’s IP and commercialization efforts as well as all research collaborations with Industry. During her tenure, the company built a diverse portfolio of companies based on University IP. Before joining BIRAD, Ms. Tori spent 20 years in the pharmaceutical industry, fulfilling different positions including, General Manager of Neopharm Israel Ltd. from 2007 through 2012, ($200 Million revenues), and SVP Corporate BD of the Neopharm Group, and was responsible for the group overall corporate development activities, including structuring, negotiating and closing transactions. Ms. Tori served as a board member at Collplant Ltd. (CLPT) and is former chairperson of the Israeli Technology Transfer Organization. Ms. Tori obtained her M.Sc. in Microbiology (cum laude) and B.Sc. in Life Sciences at Tel Aviv University in Tel Aviv, Israel, and graduated the Executive Program for senior business managers at the Tel Aviv University School of Business.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-elect Mr. Howard B. Rosen, Dr. Yaron Daniely, Mr. Daniel E. Geffken, Dr. Aharon Schwartz, Mr. Arieh Ben Yosef, Mr. Ofer Segev and Ms. Orli Tori to serve as directors of Alcobra until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of Alcobra’s Articles of Association or any law, whichever is the earlier.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution where the election of each director shall be voted separately.

Alcobra’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 4 – ELECTION OF MR. YUVAL YANAI AS A DIRECTOR AND APPROVAL OF HIS REMUNERATION TERMS

Alcobra’s Articles of Association provide that, generally, the directors in Alcobra shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Articles of Association or any law, whichever is earlier. Also, directors may be appointed by the Board of Directors and such director’s term shall expire upon the next annual shareholders meeting, unless elected in such meeting. Our Board of Directors appointed Mr. Yanai as a director on June 12, 2017 after he declared in writing that he possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a Director in Alcobra.

The proposed compensation to Mr. Yuval Yanai will be a cash compensation of $30,000 per year, payable quarterly at the end of the quarter. In addition, Mr. Yanai will be entitled to travel and other expenses relating to his service as a Board member.

The Board of Directors and Compensation Committee of Alcobra determined that the proposed compensation terms of Mr. Yanai are consistent with Alcobra’s compensation policy (the “Compensation Policy”).

Biographical information about the candidates is provided below.

Mr. Yuval Yanai has served as a director on Alcobra’s Board of Directors since June 12, 2017. Mr. Yanai has served as a director and Chief Financial Officer of CompuLab Ltd., a private company, since 2014. From September 2005 through March 2014, he served as Senior Vice President and chief financial officer of Given Imaging, Ltd., a medical imaging company (Nasdaq: GIVN). From October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd., one of Israel’s largest holding companies. Mr. Yanai holds a B.Sc. in Accounting and Economics from the Tel-Aviv University. Mr. Yanai serves as a director on the board of directors of Check-Cap Ltd. (Nasdaq: CHEK), Mazor Robotics Ltd (TASE/Nasdaq: MZOR), Medical Compression Systems (D.B.N.) Ltd. (TASE: MDCL), Clal Biotechnology Industries Ltd. (TASE: CBI), Standard & Poor’s Maalot Ltd, Endobetix Ltd., Efranat Ltd., Haddasah Medical Organization and the Israeli Fund for UNICEF.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Yuval Yanai to serve as a director of Alcobra until the next Annual Meeting, or until he ceases to serve in his office in accordance with the provisions of Alcobra’s Articles of Association or any law, whichever is the earlier, and to approve his remuneration terms in connection with his office as a director, as provided for in this proxy statement.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

Alcobra’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 5 – ELECTION OF MR. AMIR EFRATI AS A DIRECTOR AND APPROVAL OF HIS REMUNERATION TERMS

Alcobra’s Articles of association provide that, generally, the directors in Alcobra shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Articles of Association or any law, whichever is earlier. Also, directors may be appointed by the Board of Directors and such director’s term shall expire upon the next annual shareholders meeting, unless elected in such meeting. Our Board of Directors appointed Mr. Efrati as a director on June 12, 2017 after he declared in writing that he possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a Director in Alcobra.

Biographical information about the candidates is provided below.

Mr. Amir Efrati is the Founder, Managing Partner and CIO of Brosh Capital Partners, founded in 2013 in Israel. Prior to that, from 2008, he was the Managing Partner of the Dragon Variation Fund. Mr. Efrati was a sector specialist at JCK Partners and prior to that at Elm Ridge Capital Management in New York City. Previously, he was an investment banker at Morgan Stanley in New York City and a management consultant in Israel. He has a Bachelor’s Degree in Economics (magna cum laude) from the Tel Aviv University and an MBA with distinction from Columbia University, New York.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Amir Efrati to serve as a director of Alcobra until the next Annual Meeting, or until he ceases to serve in his office in accordance with the provisions of Alcobra’s Articles of Association or any law, whichever is the earlier.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

Alcobra’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 6 – APPROVAL OF AN AMENDMENT TO ALCOBRA’S 2010 INCENTIVE OPTION PLAN

Alcobra is not required by the Companies Law or otherwise, to approve the adoption or amendment of plans for the equity compensation of its employees, directors and other parties. However, in order for Alcobra to issue options that qualify as incentive stock options (“ISO”) under the U.S. Internal Revenue Code, Alcobra’s shareholders are required to approve the equity plan that allows for such issuance. At the Meeting, shareholders will be asked to approve an increase of the pool of shares under Alcobra’s 2010 Incentive Option Plan (the “Plan”) by 1,409,232 to 4,487,334 shares. A copy of the Plan, as amended, can be found at
https://www.sec.gov/Archives/edgar/data/1566049/000114420417023306/v463955_ex4-3.htm.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the increase of the pool of shares under the Plan by 1,409,232 to 4,487,334 shares.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

Alcobra’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 7 – APPROVAL OF THE TERMS OF COMPENSATION OF MR. DAVID BAKER, AS INTERIM CHIEF EXECUTIVE OFFICER

Following the resignation of Dr. Yaron Daniely, Alcobra’s Chief Executive Officer and President (the “CEO”), Alcobra appointed Mr. David Baker, Alcobra’s Chief Commercial Officer (the “CCO”), as Alcobra’s CEO, on an interim basis. Accordingly, since June 1, 2017, Mr. Baker has served as the interim Chief Executive Officer and Chief Commercial Officer of Alcobra.

The Board of Directors and the Compensation Committee approved an amendment to the terms of the compensation of Mr. Baker, which includes:

I. Approval of an increase of Mr. Baker’s annual base salary from $317,208, as the CCO, to $384,000 (which equals to the former CEO’s annual salary), while keeping Mr. Baker’s other employment terms that were approved before unchanged, except as set forth below.

II. Mr. Baker will be entitled to a gross amount of severance grant that equals to 12 times base monthly salary, in the event of a: (i) resignation for Good Reason; or (ii) dismissal other than Termination for Cause; (iii) any termination initiated by Mr. Baker that would occur within six months after the consummation of a Change In Control event (the terms Good Reason, Termination for Cause and Change In Control event are as defined in Mr. Baker’s employment agreement, as amended).

III. Mr. Baker will be eligible to continue coverage after the termination of his medical insurance under COBRA. In such case, Alcobra will pay the usual employer portion of Mr. Baker’s continued coverage for twelve months following termination.

IV. Mr. Baker will be entitled to enter into the Company’s standard indemnification agreement for directors and officers approved before by the Company’s shareholders.

V. All terms of compensation approved previously to Mr. Baker in his capacity as the Chief Commercial Officer of Alcobra, including prior grants of options, shall continue in full force and effect.

The Compensation Committee and the Board of Directors concluded after taking into consideration Mr. Baker’s education, skills, expertise, professional experience, background and achievements, that it is in the best interest of Alcobra to employ Mr. Baker as Company’s CEO, on an interim basis, until a permanent CEO is appointed, and continue to serve as Alcobra’s CCO.

The Compensation Committee and the Board of Directors found the proposed compensation terms to be within the limitations set forth in the Compensation Policy and that such terms are fair, reasonable and appropriate under the circumstances. In making its recommendation, the Compensation Committee and the Board of Directors considered various factors, including, among other things, Mr. Baker’s education, skills, expertise, professional experience and achievements, as well as his deep understanding of the Company’s business and the Company’s need for management resources.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the terms of compensation of Mr. David Baker, as interim Chief Executive Officer as set forth in this proxy statement.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in amending the compensation of Alcobra’s CEO (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding for such purpose any abstentions; or (ii) the total number of shares held by non-controlling disinterested shareholders specified in clause (i) who voted against the election does not exceed two percent (2%) of the voting rights in Alcobra.1

[1]	In connection with your vote, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the resolutions (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, other than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Alcobra Ltd. that is affiliated with you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of Alcobra’s shares, or to a matter that is not related to a relationship with a controlling shareholder.

Alcobra’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 8 – APPROVAL OF THE GRANT OF OPTIONS TO DR. YARON DANIELY FOR HIS SERVICES AS ALCOBRA’S CHAIRPERSON OF BOARD OF DIRECTORS AND PAST SERVICES AS FORMER CHIEF EXECUTIVE OFFICER

The Board of Directors and the Compensation Committee approved the grant of options to Dr. Yaron Daniely for his services as Alcobra’s Chairperson of Board of Directors and past services as former Chief Executive Officer. The Board of Directors and the Compensation Committee believe it to be in the best interests of Alcobra to grant to Dr. Daniely 319,365 options to purchase the same number of Ordinary Shares of Alcobra. The options will be issued under the following terms: (i) the exercise price per option is $1.19 (the last known closing price of Alcobra’s shares on Nasaqon March 13, 2017, the day of the Board resolution to grant such options); (ii) such options shall have commenced vesting on March 13, 2017; (iii) the options shall vest quarterly over a four year period, as provided for by the Plan, subject to full acceleration in the event of a Transaction (as such term is defined in the Plan) or Change of Control, as such term was defined by the Board of Directors; (iv) such options shall expire five years from the date of issuance thereof; and (v) all other terms and conditions shall be as set forth in the Plan.

The Compensation Committee and the Board of Directors concluded that the proposed grant of options exceeds the limitations set forth under the Compensation Policy. However, after taking into consideration Dr. Daniely’s education, skills, experience, professional experience, and, most of all, significant role and contributions to Alcobra, the Compensation Committee and Board of Directors resolved to approve the grant of options and recommend that the shareholders approve such options grant.

For the avoidance of doubt, in making its recommendation, the Compensation Committee and the Board of Directors considered various factors, including, among other things, (a) Dr. Daniely’s education, skills, expertise, professional experience and achievements; (b) Dr. Daniely’s position, responsibilities and previous compensation arrangements.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of 319,365 options to Dr. Yaron Daniely for his services as Alcobra’s Chairperson of Board of Directors and past services as former Chief Executive Officer subject to the terms of grant set forth in this proxy statement.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in amending the compensation of Alcobra’s CEO (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding for such purpose any abstentions; or (ii) the total number of shares held by non-controlling disinterested shareholders specified in clause (i) who voted against the election does not exceed two percent (2%) of the voting rights in Alcobra.2

[2]	See footnote 1 above.

Alcobra’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 9 – GRANT OF OPTIONS TO CERTAIN DIRECTORS

The Board of Directors and the Compensation Committee approved the issuance of additional options to Mr. Howard B. Rosen, Mr. Daniel E. Geffken, Dr. Aharon Schwartz, Mr. Arieh Ben Yosef, Mr. Ofer Segev, and Ms. Orli Tori subject to shareholders approval.

The Compensation Committee and the Board of Directors believe it to be in the best interests of Alcobra to grant options to such directors as follows:

(a)	Mr. Howard B. Rosen – 30,500 options.
(b)	Mr. Daniel E. Geffken – 18,750 options.
(c)	Dr. Aharon Schwartz – 18,750 options.
(d)	Mr. Arieh Ben Yosef – 23,750 options.
(e)	Mr. Ofer Segev – 26,250 options.
(f)	Ms. Orli Tori – 26,250 options.

The options will be issued under the following terms: (i) the exercise price per option is $1.19 (the last known closing price of Alcobra’s shares on Nasdaq on March 13, 2017, the day of the Board resolution to grant such options); (ii) such options shall have commenced vesting on March 13, 2017; (iii) the options shall vest quarterly over a four year period, as provided for by the Plan, subject to full acceleration in the event of a Transaction (as such term is defined in the Plan) or Change of Control, as such term was defined by the Board of Directors; (iv) such options shall expire five years from the date of issuance thereof; and (v) all other terms and conditions shall be as set forth in the Plan.

The Compensation Committee and the Board of Directors believe the proposed grant of options to be fair and reasonable and in the best interests of Alcobra. The proposed grant of options set forth above is in line with the Compensation Policy.

It is proposed that the following resolution be adopted at the Meeting, where the grant of options to each director shall be voted separately:

“RESOLVED, to grant an aggregate number of 163,000 options under the Plan to Mr. Howard B. Rosen, Mr. Daniel E. Geffken, Dr. Aharon Schwartz, Mr. Arieh Ben Yosef, Mr. Ofer Segev, and Ms. Orli Tori as provided for and under the terms set forth in the proxy statement.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, where the resolution for each director shall be voted separately.

Alcobra’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ALCOBRA LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. David Baker, Chief Executive Officer, Dr. Tomer Berkovitz, Chief Operating Officer and Chief Financial Officer and Ms. Irena Katsman, VP of Finance, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Alcobra Ltd. (the “Company”) which the undersigned is entitled to vote at the 2017 Annual and Extraordinary General Meeting of Shareholders (the “Annual and Extraordinary Meeting”) to be held at the offices of Alcobra’s counsels (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on October 19, 2017, at 10:00 am (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Annual and Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ALCOBRA LTD.

OCTOBER 19, 2017

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as Alcobra’s independent registered public accounting firm until the next Annual Meeting and to authorize Alcobra’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

2.	To re-elect seven (7) members to the Board of Directors to act as directors of Alcobra until the next annual meeting, or until they cease to serve in their office in accordance with the provisions of Alcobra’s Articles of Association or any law, whichever is the earlier, as follows:

a.	To re-elect Mr. Howard B. Rosen to serve as a director.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

b.	To re-elect Dr. Yaron Daniely to serve as a director.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

c.	To re-elect Mr. Daniel E. Geffken to serve as a director.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

d.	To re-elect Dr. Aharon Schwartz to serve as a director.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

e.	To re-elect Mr. Arieh Ben Yosef to serve as a director.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

f.	To re-elect Mr. Ofer Segev to serve as a director.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

g.	To re-elect Ms. Orli Tori to serve as a director.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

3.	To elect Mr. Yuval Yanai as a Director and approve his remuneration terms.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

4.	To elect Mr. Amir Efrati as a Director.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

5.	To approve an amendment to Alcobra’s 2010 Incentive Option Plan.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

6.	To approve the terms of compensation of Mr. David Baker, as interim Chief Executive Officer of the Company.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

a.	The undersigned confirms that the undersigned does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement) in the approval of proposal 6[1].

☐ YES

[1]	Israeli court recently determined that a shareholder has to indicate explicitly whether it does not have a personal interest in the approval of certain proposals or whether it is a controlling shareholder in Alcobra (where a holder of 25% of the company’s share capital is assumed to be classified as a controlling shareholder). If you do not respond negatively to this item your vote will not be counted in the required majority to approve proposal 6.

7.	Approval of the grant of 319,365 options to Dr. Yaron Daniely for his services as Alcobra’s Chairperson of Board of Directors and past services as former Chief Executive Officer.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

a.	The undersigned confirms that the undersigned does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement) in the approval of proposal 7[2].

☐ YES

8.	To approve a grant of options to directors of Alcobra, as follows:

a.	To approve a grant of 30,500 options to Mr. Howard B. Rosen.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

b.	To approve a grant of 18,750 options to Mr. Daniel E. Geffken.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

c.	To approve a grant of 18,750 options to Dr. Aharon Schwartz.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

d.	To approve a grant of 23,750 options to Mr. Arieh Ben Yosef.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

e.	To approve a grant of 26,250 options to Mr. Ofer Segev.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

f.	To approve a grant of 26,250 options to Ms. Orli Tori.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual and Extraordinary Meeting or any adjournment or postponement thereof.

____________, 2017
NAME	SIGNATURE	DATE

____________, 2017
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

[2]	Israeli court recently determined that a shareholder has to indicate explicitly whether it does not have a personal interest in the approval of certain proposals or whether it is a controlling shareholder in Alcobra (where a holder of 25% of the company’s share capital is assumed to be classified as a controlling shareholder. If you do not respond negatively to this item your vote will not be counted in the required majority to approve proposal 7.